BB 3/24

12012699

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 01 2012
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Convergent Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3535 Galt Ocean Drive, South Suite
(No. and Street)

Fort Lauderdale (City) FL (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stegawski, Chief Financial Officer (866) 439-4942
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berman & Company, P.A.
(Name – *if individual, state last, first, middle name*)

551 NW 77th Street, Suite 201, Boca Raton FL 33487
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Stegawski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Convergent Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A.

TARA DEERING
Notary Public - State of Florida
My Comm. Expires Jul 18, 2015
Commission # EE 110415
Bonded Through National Notary Assn.

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Convergent Securities, LLC
(A Development Stage Company)

Years Ended December 31, 2011 and 2010

Convergent Securities, LLC
(A Development Stage Company)

Financial Statements and Supplementary Information

Years Ended December 31, 2011 and 2010

Index

BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Convergent Securities, LLC

We have audited the accompanying statements of financial condition of Convergent Securities, LLC (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, stockholder's equity, and cash flows for the years then ended and from October 2, 2009 (inception) to December 31, 2011 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Convergent Securities, LLC at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and from October 2, 2009 (inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berman & Company, P.A.

Berman & Co., P.A.

Boca Raton, Florida
February 23, 2011

551 NW 77th Street Suite 201 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

Convergent Securities, LLC
(A Development Stage Company)
Statements of Financial Condition

	December 31, 2011	December 31, 2010
Assets		
Current assets		
Cash	$ 12,717	$ 7,462
Prepaid expenses	752	1,017
Total Current Assets	13,469	8,479
Total Assets	**$ 13,469**	**$ 8,479**
Members' Equity		
Members' Equity	13,469	8,479
Total Members' Equity	**$ 13,469**	**$ 8,479**

The accompanying notes are an integral part of the financial statements

Convergent Securities, LLC
(A Development Stage Company)
Statements of Operations

	Years ended December 31,		From October 2, 2009 (inception) to
	2011	2010	December 31, 2011
General and administrative expenses	$ 7,010	$ 3,468	$ 14,531
Net loss	$ (7,010)	$ (3,468)	$ (14,531)

The accompanying notes are an integral part of the financial statements

Convergent Securities, LLC
(A Development Stage Company)
Statement of Members' Equity
Years ended December 31, 2011 and 2010, and from October 2, 2009 (inception) to December 31, 2011

Capital Contribution	$ 4,443
Net loss - 2009	(4,053)
Balance, December 31, 2009	390
Capital Contribution	11,557
Net loss - 2010	(3,468)
Balance, December 31, 2010	8,479
Capital Contribution	12,000
Net loss - 2011	(7,010)
Balance, December 31, 2011	$ 13,469

The accompanying notes are an integral part of the financial statements

Convergent Securities, LLC
(A Development Stage Company)
Statements of Cash Flows

	Years ended December 31, 2011	2010	From October 2, 2009 (inception) to December 31, 2011
Cash Flows from Operating Activities			
Net loss	$ (7,010)	$ (3,468)	$ (14,531)
Changes in operating assets and liabilities:			
(Increase)/Decrease in:			
Prepaid expenses	265	(627)	(752)
Net Cash Used by Operating Activities	(6,745)	(4,095)	(15,283)
Cash Flows from Financing Activities			
Contributed capital	12,000	11,557	28,000
Net Cash Provided by Financing Activities	12,000	11,557	28,000
Net Increase in Cash	5,255	7,462	12,717
Cash - Beginning of year/period	7,462	-	-
Cash - End of year/period	$ 12,717	$ 7,462	$ 12,717

The accompanying notes are an integral part of the financial statements

Convergent Securities, LLC
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2011 and 2010

Note 1 Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Convergent Securities, (the "Company"), is a Georgia Limited Liability Company registered with the United States Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Florida Division of Securities, and the Georgia Secretary of State as a broker-dealer in securities. The Company is also registered as an investment advisor firm in the States of Florida and Georgia. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

The Company has not generated any revenues since inception.

Development Stage

The Company's financial statements are presented as those of a development stage enterprise. Activities during the development stage primarily include further implementation of the business plan and capital contributions from its members.

Net Capital

The Company is subject to the uniform *"Net Capital Rule"* of the SEC, which requires that the Company's minimum net capital and *"Aggregate Indebtedness"* cannot exceed 1,500% of *"Net Capital"*, as provided in Securities Exchange Act Rule 15c3-1(a)(1)(i).

At December 31, 2011 and 2010, the Company's *"Net Capital"* was $12,717 and $7,462, respectively, and the *"Required Net Capital"* was $5,000. The Company does not have any outstanding liabilities and therefore, its ratio of *"Aggregate Indebtedness"* to *"Net Capital"* is $0.

Risks and Uncertainties

The Company's operations may be subject to significant risk and uncertainties including financial, operational, technological, regulatory and other risks associated with a development stage company, including the potential risk of business failure.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

Cash

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2011 and 2010, respectively.

The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits. At September 30, 2011 and 2010, there were no balances that exceeded the federally insured limit.

Securities Transactions

The Company operates under an exemption from the Customer Protection Rule under Securities Exchange Act Rule 15c3-3(k)(2)(ii), as an introducing broker dealer, although it will not maintain a clearing agreement, as the Company's securities transactions will be conducted on a subscription basis.

Profit and loss, arising from securities transactions, will be reported as earned pursuant to its contractual agreements, such as the consummation of a securities transaction or fulfillment of a precondition of funding, and the corresponding commissions and accounts receivable will be recognized at that time. The Company may also have transactions where fees are earned upon execution.

Income Taxes

The Company elected to be taxed as a pass-through entity (LLC) under the Internal Revenue Code and was not subject to federal and state income taxes; accordingly, no provision had been made.

At December 31, 2011 and 2010, respectively, the Company does not believe it has any uncertain tax positions.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The guidance in ASU 2011-04 changes the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, including clarification of the FASB's intent about the application of existing fair value and disclosure requirements and changing a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this ASU should be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. Early adoption by public entities is not permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 2 Fair Value of Financial Assets and Liabilities

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2: Inputs reflect: quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company's financial instruments consisted primarily of cash and prepaids. The carrying amounts of the Company's financial instruments generally approximated their fair values as of December 31, 2011 and 2010, due to the short-term nature of these instruments.

Note 3 Related Party Transactions

For 2011, 2010 and 2009, the Company received capital contributions from its Chief Executive Officer and a party related to this individual, who is also a member, of $12,000, $11,557 and $4,443, respectively.

For 2011 and 2010, the Company has not recognized an expense as a result of an expense assumption agreement with a related party. The expense assumption agreement, provides for recognition of a pro-rata allocation of the expenses based upon revenues earned between the Company and this related party. There have been no revenues earned to date by the Company.

Note 4 Subsequent Events

The Company evaluated subsequent events between the balance sheet date of December 31, 2011 and February 23, 2012, the date the financial statements were available to be issued, and concluded that the following events or transactions occurring during that period requiring recognition or disclosure are:

On January 5, 2012, the Company received an additional capital contribution from a member of $7,500.

Convergent Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

	Years ended December 31, 2011	2010
Computation of Net Capital		
Total Ownership Equity from Statements of Financial Condition	$ 13,469	$ 8,479
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	13,469	8,479
Non-Allowable Assets	(752)	(1,017)
Net Capital before Haircuts on Securities Positions	12,717	7,462
Haircuts on Securities	-	-
Net Capital	$ 12,717	$ 7,462
Aggregate Indebtedness		
Accounts Payable	$ -	$ -
Total Aggregate Indebtedness	$ -	$ -
Computation of Basic Net Capital Requirement		
Minimum Net Capital Requirement at 1,500 percent	$ -	$ -
Net Capital Requirement	$ 5,000	$ 5,000
Excess Net Capital	$ 7,717	$ 2,462
Net Capital Less 10% of Aggregate Indebtedness or 120% of Minimum Net Capital	$ 6,717	$ 1,462
Ratio of Aggregate Indebtedness to Net Capital	0%	0%

Convergent Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
Year ended December 31, 2011 and 2010

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No Material Differences Exist Between the Net Capital Computation Above and the Computation Included in the Company's Corresponding Unaudited Form X-17A-5, Part II Filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company is exempt under Section (k)(2)(ii) of Exchange Act Rule 15c3-3.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at December 31, 2011 and 2010, are as follows:

	Years ended December 31,	
	2011	2010
Balance, beginning of period	$ -	$ -
Increases	-	-
Decreases	-	-
Balance, end of period	$ -	$ -

SIPC SUPPLEMENTAL REPORTS

The Minimum SIPC requirement was $-0-

BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

Supplementary Information

Exemption from Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 23, 2012

To the Board of Directors
Convergent Securities, LLC

In planning and performing our audits of the financial statements and supplemental schedule of Convergent Securities, LLC (the "Company") as of and for the years ended December 31, 2011 and 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

551 NW 77th Street Suite 201 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berman & Company, P.A.

Berman & Company, P.A.

Boca Raton, Florida
February 23, 2012

BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Convergent Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Convergent Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Convergent Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Convergent Securities, LLC's management is responsible for the Convergent Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register). There were none;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences. There were no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. There were no overpayments.

551 NW 77th Street Suite 201 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berman & Company, P.A.

Berman & Company, P.A.

Boca Raton, Florida
February 23, 2012